November 20, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s summary of changes to public filings, concerning both amendments and prospective filings based on written and oral communication with the Staff.

Identified errors and inconsistencies in the Annual Report

Through the Company’s review and written correspondence with the Staff, management has identified certain errors and inconsistencies in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”). These errors and inconsistencies include the following:

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Tabular presentation of the allocation of the loan loss reserve in the Annual Report included unallocated amounts as well as an inadequate amount of loan categories. Management’s allowance methodology only includes specific and general reserves and makes no accommodation for unallocated amounts.

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Discussion of the reserve methodology was inconsistent between portions of the Annual Report (Item 7 – Management’s Discussion and Analysis) and the audited financial statements (footnote 1 – Significant Accounting Policies). The inconsistencies concerned discussion of a reserve methodology based on expected losses determined through use of historical loss rates versus a reserve methodology based on inherent losses in the portfolio determined in accordance with the FFIEC’s 2001 Policy Statement.

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Management believes that these errors and inconsistencies point to weaknesses in the Company’s internal control structure and are control deficiencies. Reviews conducted to identify other weaknesses have not revealed additional deficiencies and management believes that these were isolated weaknesses.

Necessary Amendments to Public Filings

Management has prepared amendments for certain of the errors and inconsistencies that include:

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Annual Report, Item 7 – Management’s Discussion & Analysis. This will be amended to reflect a tabular presentation of the allocation of the reserve for loan losses that is consistent with our reserve methodology and provides the reader with additional loan categories.

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Annual Report, Item 7 – Management’s Discussion & Analysis. This will be amended to provide more accurate discussion of our reserve methodology that appropriately considers qualitative factors in determining inherent losses in the portfolio. Past filings placed unintended emphasis on historical loss rates and could have led readers to believe that the Company was not fully implementing guidance contained in the FFIEC’s 2001 policy statement.

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Annual Report, Item 9(a) – Controls and Procedures. Because of the errors identified by the Staff and the determination by management that these errors were caused by deficiencies in our controls over financial reporting, management believes that an amended Item 9(a) is appropriate to discuss the findings of our review.

Items Not Requiring Amendments to Public Filings

Management has determined that other changes to financial reporting will occur in a prospective manner that includes:

•

Footnote 1 to the Audited Consolidated Financial Statements – Summary of Significant Accounting Policies, Allowance for Loan Losses. This discussion of significant accounting policies will be revised in future filings to provide consistency with the discussion in Item 7 of the Annual Report. Specifically, removal of references to unallocated reserves and anticipated losses will correct the inconsistencies between the two sections of our Annual Report.

Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr.
President & CEO

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